UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
The Macerich Company
(Name of Issuer)
Common Stock
(Title of Class of Securities)
554382101
(CUSIP Number)
August 12, 2009
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☑ Rule 13d-1(c)
☐ Rule 13d-1(d)

CUSIP No.	554382101	13G	Page	2	of	6	Pages

1	NAME OF REPORTING PERSONS ING Groep N.V. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP Not Applicable
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	The Netherlands

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,140,124 1 2

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	5.22% [3]

12	TYPE OF REPORTING PERSON

	HC
1 26,288 of these shares are held by indirect subsidiaries of ING Groep N.V. in their role as trustee. 2,401,223 of these shares are held by indirect subsidiaries of ING Groep N.V. in their role as a discretionary manager of client portfolios.
2 ING Groep N.V. disclaims beneficial ownership of all 4,140,124 shares held by its direct and indirect subsidiaries, as ING Groep N.V. does not hold voting rights or dispositive powers for such securities.
3 Based on 79,299,665 shares of common stock, par value $0.01 per share, issued and outstanding as of August 7, 2009, as reported in The Macerich Company’s Form 10-Q for the quarter ended June 30, 2009, as filed with the Securities and Exchange Commission on August 7, 2009.

Item 1(a). Name of Issuer
Item 1(b). Address of Issuer’s Principal Executive Offices
Item 2(a). Name of Person Filing
Item 2(b). Address of Principal Business Office or, if None, Residence
Item 2(c). Citizenship
Item 2(d). Title of Class of Securities
Item 2(e). CUSIP Number
Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a: (Not Applicable)
Item 4. Ownership
Item 5. Ownership of Five Percent or Less of a Class
Item 6. Ownership of More than Five Percent on Behalf of Another Person
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Item 8. Identification and Classification of Members of the Group
Item 9. Notice of Dissolution of Group
Item 10. Certification
SIGNATURE

CUSIP No. 554382101	13G	Page 3 of 6 Pages

Item 1(a).	Name of Issuer: The Macerich Company

Item 1(b).	Address of Issuer’s Principal Executive Offices: 401 Wilshire Blvd. Suite 700 Santa Monica, CA 90401

Item 2(a).	Name of Person Filing: ING Groep N.V.

Item 2(b).	Address of Principal Business Office or, if None, Residence: Amstelveenseweg 500 1081 KL Amsterdam P.O. Box 810 1000 AV Amsterdam The Netherlands

Item 2(c).	Citizenship: See item 4 on Page 2

Item 2(d).	Title of Class of Securities: Common Stock

Item 2(e).	CUSIP Number: 554382101

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a: (Not Applicable)
(a)	Broker or dealer registered under Section 15 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”);

(b)	Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)	Investment company registered under Section 8 of the Investment Company Act of 1940, as amended (the “Investment Company Act”);

(e)	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E) under the Exchange Act;

CUSIP No. 554382101	13G	Page 4 of 6 Pages
(f)	Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F) under the Exchange Act;

(g)	Parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G) under the Exchange Act;

(h)	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	Group in accordance with Rule 13d-1(b)(1)(ii)(J) under the Exchange Act.

Item 4.	Ownership.
(a)	Amount beneficially owned:
     See item 9 on Page 2
(b)	Percent of class:
     See item 11 on Page 2
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote:

See item 5 on Page 2

(ii)	Shared power to vote or to direct the vote:

See item 6 on Page 2

(iii)	Sole power to dispose or to direct the disposition of:

See item 7 on Page 2

(iv)	Shared power to dispose or to direct the disposition of:

See item 8 on Page 2

Item 5.	Ownership of Five Percent or Less of a Class. ☐

CUSIP No. 554382101	13G	Page 5 of 6 Pages

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person. Not Applicable

Item 8.	Identification and Classification of Members of the Group. Not Applicable

Item 9.	Notice of Dissolution of Group.

As previously disclosed, ING Groep N.V. and ING Clarion Real Estate Securities L.P. previously filed Schedule 13G, as amended, as members of a group with respect to transactions in securities of the issuer. As of August 28, 2008, ING Clarion Real Estate Securities L.P. disaggregated from ING Groep N.V. for Schedule 13G purposes. All filings with respect to transactions by ING Groep N.V. in the securities of the issuer will be filed, if required, by ING Groep N.V. in its individual capacity.

Item 10.	Certification.

By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 554382101	13G	Page 6 of 6 Pages
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 21, 2009
(Date)

ING GROEP N.V.

By:
/s/ Maarten J.P. Edixhoven

(Signature)

Maarten J.P. Edixhoven
Manager Corporate Compliance
(Name/Title)

By:
/s/ Rob M. Fischmann

(Signature)

Rob M. Fischmann
Manager Compliance Netherlands
(Name/Title)